EXHIBIT 14.1

The MENTOR Network

Code of Ethics

For

Senior Executive and Principal Officers

Introduction and Purpose

The purpose of this Code of Ethics, or the Code, is to promote and maintain ethical business practices by individuals in decision making roles.  The matters covered in this Code are of the highest degree of importance to the Company, our investors and to our business partners, and are essential to our ability to conduct and grow our business.

Application

The Code is applicable to the following persons, collectively referred to as Officers:

•       Directors

•       Chief Executive Officer

•       Chief Financial Officer

•       Senior Vice Presidents

•       Corporate Controller

•       Division Presidents

For purposes of the Code, employees from time to time holding any of the above positions or responsibilities shall be a “Relevant Officer”.

Honest and Ethical Conduct

It is the policy of the Company that each Officer owes a duty to act with integrity.  Integrity requires that Officers act in an honest, forthright and candid manner with respect to all decisions made and information disseminated.  Deceit, dishonesty and subordination of principles are inconsistent with integrity and will not be tolerated by the Company.  All Officers are expected to act in the best interest of the Company and their service shall never be subordinate to personal gain or advantage.

Officers must:

•       Observe and comply with all applicable government laws, rules and regulations.

•       Comply with the requirements of applicable auditing and accounting standards and Company policies in the maintenance of a high standard of accuracy and completeness in the Company’s financial records.

•       Adhere to a high standard of business ethics and refrain from seeking competitive advantage though unethical or unlawful business practices.

•       Avoid conflicts of interest wherever possible. Anything that would be a conflict for a Relevant Officer will also be a conflict if it is related to a member of his or her family or a close relative.

Prohibited Conflicts of Interest shall include:

•       Significant ownership interest in any supplier;

•       Consulting or employment relationship with any customer, supplier or competitor;

•       Outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•       Receiving money (other than those of nominal value as defined in the Company’s Code of Conduct), or excessive entertainment from any company with which the Company has current or prospective business dealings;

•       Supervising, reviewing or having any influence on the job evaluation or compensation of a close relative;

•       Selling anything to the Company or buying from the Company except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell.

Disclosure

The Company requires that the contents of disclosures in the reports and documents that are filed with the SEC and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.

Officers must:

•       Not knowingly misrepresent, or cause others to misrepresent facts about the Company to others in or outside the Company, including to auditors, government regulators, and other governmental officials;

•       Properly review and critically analyze proposed disclosure materials for accuracy and completeness prior to disclosure;

•       Familiarize him/herself within the context of their area of responsibility with the Company, to the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

Compliance

The Company is committed to full compliance with all applicable laws, rules and regulations.  It is the individual responsibility of each Officer to, and each Officer must, adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

Reporting and Accountability

The Audit Committee of the Board of the Company is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation.  Any Officer who becomes aware of any existing or potential breach of this Code is required to notify the Chief Executive Officer promptly.  Failure to do so is itself a breach of this Code.

Officers must:

•       Notify the Chief Executive Officer promptly of any existing or potential violation(s) of this Code;

•       Refrain from retaliation against any employee or Officer for reports of potential violations made in good faith.

•       Cooperate fully with any query or investigation by the Audit Committee of the Company.

Complaint Response

The Company will follow the following procedures in investigating complaints made and in enforcing this Code and reporting:

•       The Audit Committee shall take all action it considers appropriate to investigate any breaches reported to it.  If a breach has occurred, the Company will take such disciplinary or preventive action as the Board of Directors deems appropriate, after consultation with the Audit Committee.

•       Breaches and potential breaches will be reported by the Chairman of the Audit Committee.

•       Upon being notified that a breach has occurred, the Board will take or authorize such disciplinary or preventative action as it deems appropriate, after consultation with the Audit Committee, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

Waivers

Any changes, waivers or variances to this Code will be disclosed in the Company’s current report on Form 8-K.  A waiver is defined by SEC rules as a material departure from a provision of the Code and an implicit waiver means failure to take actions within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. Officers are informed that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. Rather, the Company expects full compliance with this Code.